June 8, 2017

Maryse Mills-Apenteng
Special Counsel
Office of Information
Technologies and Services
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:
iMedicor, Inc.
Revised Preliminary Consent Statement on Schedule 14A
Filed May 11, 2017
File No. 000-52765

Dear Ms. Mills-Apenteng:

I refer to your letter to me dated June 2, 2017 in which you reissued the comment you issued in your prior letter dated May 15, 2017 and stated that, alternately, iMedicor, Inc. (the “Company”) may file a Preliminary Proxy Statement on Schedule 14A. Because the Company believes it is in its and its stockholders best interest to recapitalize the Company at the earliest possible time, under cover of a letter from me dated June 6, 2017 the Company filed a Preliminary Consent Statement on Schedule 14A. In order to correct certain misstatements and take out certain unnecessary material contained therein, the Company under cover of this letter filing a revised Preliminary Consent Statement on Schedule 14A. The Company looks forward to receiving at the earliest practicable date any comments that the SEC may have.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings, that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal Securities Laws of the United States.

Please contact me (407-505-8934) with any questions.

Sincerely,

/s/ Robert McDermott

_________________________________
Robert McDermott
President

cc: Samuel B. Fortenbaugh II